ToughBuilt Industries, Inc.

25371 Commercentre Dr #200

Lake Forest, CA 92630

June 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	ToughBuilt Industries, Inc. Acceleration Request

Registration Statement on Form S-1, as amended

File No. 333-264930

Ladies and Gentlemen:

Reference is made to our letter, dated June 14, 2022, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:15 p.m., Eastern Time, on Wednesday, June 15, 2022. We are no longer requesting that such Registration Statement be declared effective at such time, and instead, we hereby request that it become effective at 5:15 p.m., Eastern Time, on Thursday, June 16, 2022, or as soon thereafter as possible. By separate letter, the representative of the underwriters of the issuance of the securities being registered join this request for acceleration.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Hua at (714) 603-9597. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Jeffrey Hua, by facsimile to (646) 838-1314 or email at jhua@cmfllp.com.

If you have any questions regarding this request, please contact Jeffrey Hua of Carmel, Milazzo & Feil LLP at (714) 603-9597.

Very truly yours,

By:	/s/ Martin Galstyan
Name: Martin Galstyan
Title: Chief Financial Officer

cc: Jeffrey Hua, Carmel, Milazzo & Feil LLP